AMERICAN STOCK EXCHANGE LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

April 17, 2008

The American Stock Exchange LLC (the “Exchange” or “Amex”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

PRB ENERGY, INC.

Common Stock, $0.001 Par Value

Commission File Number – 001-32471

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 1003(a)(iv) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company that has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such company will be able to continue operations and/or meet its obligations as they mature; and

(b)

Section 1002(b) of the Company Guide which states that the Exchange will consider the suspension of trading in, or removal from listing or unlisted trading of, any security when, in the opinion of the Exchange, it appears that the extent of public distribution or the aggregate market value of a company’s security has become so reduced as to make further dealings on the Exchange inadvisable.

2.

The Common Stock of PRB Energy, Inc. (the “Company” or “PRB”) does not qualify for continued listing for the following reasons:

(a)

The Company reported a stockholders’ deficit of $1.6 million and net loss of $13.4 million for the nine months ended September 30, 2007 in its Form 10-Q for the period ended September 30, 2007 (the “September 2007 10-Q”).  Subsequently, on March 6, 2008, the Company filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Colorado.

(b)

For the three-month period ended March 6, 2008, the price of the Company’s stock ranged from $0.10 to $0.90 per share with an average closing price of $0.50.  As of March 6, 2008, the Company’s common stock was trading at $0.10.

(c)

As of the close of business on March 6, 2008, the market capitalization of the Company’s publicly traded securities aggregated only $870,000.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On February 29, 2008, the Company was notified by the Amex that following a review of the September 2007 10-Q and Form 8-K filed on February 28, 2008, PRB was not in compliance Section 1003(a)(iv) of the Company Guide, in that it had sustained losses which were so substantial in relation to its overall operations or its existing financial resources, or its financial condition had become so impaired that it appeared questionable, in the opinion of the Exchange, as to whether the company would be able to continue operations and/or meet its obligations as they mature. In accordance with Section 1009 of the Company Guide, the Company was given the opportunity to submit a plan by March 14, 2008 outlining its plan to regain compliance with Amex continued listing standards by May 28, 2008.  In determining the appropriate plan period to give the Company, Staff applied Commentary .01 of Section 1009 of the Company Guide which states that Staff may establish a time period of less than 18 months to regain compliance based on the nature and severity of the particular listing deficiency.  Specifically, Staff determined that a three-month time period to regain compliance was appropriate given the Company’s financial impairment.

(b)

The Company did not submit a plan to the Exchange detailing an ability to regain compliance with Section 1003(a)(iv) of the Company Guide as required by Section 1009(c) of the Company Guide, nor was there any information publicly available indicating that the Company had regained compliance with the continued listing standards.  Consequently, on March 28, 2008, the Exchange notified PRB that it had determined to initiate immediate delisting proceedings against the Company due to: (i) PRB’s failure to submit a plan; (ii) the Company filing a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Colorado; and (iii) the Company becoming subject to Section 1002(b) of the Company Guide (the “Staff Determination”).

(c)

Pursuant to Sections 1203 and 1009(d) of the Company Guide, PRB was given a limited right to appeal the Staff Determination by requesting an oral hearing or a hearing based on a written submission before a Listing Qualifications Panel of the Amex Committee on Securities (the “Panel”) by April 4, 2008. The Company did not appeal the Staff Determination within the requisite time period or thereafter and was not otherwise in compliance with the Exchange’s continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s securities from listing and/or registration by issuing a press release and posting notice on www.amex.com.  Further, a copy of this application has been forwarded to Mr. William F. Hayworth President and Chief Executive Officer of PRB Energy, Inc..

/s/

Dennis J. Meekins

Vice President, Listing Qualifications

American Stock Exchange LLC